Exhibit 23

BANK OF AMERICA

BORROWER: FBM Sub 1 LLC

GUARANTOR: Lorenzo J. Fertitta, an individual; Teresa Jo Fertitta, an individual; The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust; L & T Fertitta Family Business Trust; and Fertitta Business Management LLC

LIMITED GUARANTY

1. <u>The Guaranty</u>. For valuable consideration, the undersigned (collectively, the "<u>Guarantor</u>") hereby unconditionally guarantees and promises to pay promptly to Bank of America, N.A., its subsidiaries and affiliates (collectively, "<u>Bank</u>"), or order, in lawful money of the United States, any and all Indebtedness (as defined below) of FBM Sub 1 LLC, a Delaware limited liability company ("<u>Borrower</u>") to Bank when due, whether at stated maturity, upon acceleration or otherwise, and at all times thereafter, subject to such limitations on Guarantor's liability as are set forth below. The liability of Guarantor under this Limited Guaranty dated as of December 11, 2025 (the "<u>Guaranty</u>") is not limited as to the principal amount of the Indebtedness guaranteed and includes, without limitation, liability for all interest, fees, indemnities, and other costs and expenses relating to or arising out of the Indebtedness. The liability of Guarantor is continuing and relates to any Indebtedness, including that arising under successive transactions which shall either continue the Indebtedness or from time to time renew it after it has been satisfied. This Guaranty is cumulative and does not supersede any other outstanding guaranties, and the liability of Guarantor under this Guaranty is exclusive of Guarantor's liability under any other guaranties signed by Guarantor. If multiple individuals or entities sign this Guaranty, their obligations under this Guaranty shall be joint and several.

"<u>Indebtedness</u>" means and includes any and all advances, debts, obligations and liabilities of Borrower to the Bank pursuant to that certain Loan Agreement dated as of the date hereof (as amended, restated, supplemented or otherwise modified from time to time, the "<u>Loan Agreement</u>"), and all pledge agreements, and other agreements, documents, and instruments executed by Borrower in connection with the Loan Agreement, all as now in effect and as hereafter may be in effect or as may be amended, restated, renewed, or superseded (collectively, the "<u>Bank Agreements</u>"), whether now or later made, incurred or created, whether voluntary or involuntary and however arising, whether due or not due, absolute or contingent, liquidated or unliquidated, determined or undetermined. Capitalized terms used but not defined herein shall have the meanings given to them in the Loan Agreement.

2. <u>Obligations Independent</u>. The obligations under this Guaranty are independent of the obligations of Borrower or any other guarantor, and a separate action or actions may be brought and prosecuted against Guarantor whether action is brought against Borrower or any other guarantor or whether Borrower or any other guarantor be joined in any such action or actions.

3. <u>Rights of Bank</u>. Guarantor authorizes Bank, without notice or demand and without affecting its liability hereunder, from time to time to:

(a) renew, compromise, extend, accelerate, or otherwise change the time for payment, or otherwise change the terms, of the Indebtedness or any part thereof, including increase or decrease of the rate of interest, or otherwise change the terms of any Bank Agreements, in each case in accordance with the terms thereof;

(b) receive and hold security for the payment of this Guaranty or any Indebtedness and exchange, enforce, waive, release, fail to perfect, sell, or otherwise dispose of any such security;

(c) apply such security and direct the order or manner of sale thereof as Bank in its discretion may determine;

(d) release or substitute any Guarantor or any one or more of any endorsers or other guarantors of any of the Indebtedness; and

(e)   permit the Indebtedness to exceed Guarantor's liability under this Guaranty, and Guarantor agrees that any amounts received by Bank from any source other than Guarantor shall be deemed to be applied first to any portion of the Indebtedness not guaranteed by Guarantor.

4.   <u>Guaranty to be Absolute</u>. Guarantor agrees that until the Indebtedness (other than contingent indemnification obligations for which no claim has been asserted or accrued) has been paid in full in immediately available funds and any commitments of Bank or facilities provided by Bank with respect to the Indebtedness have been terminated (such time, "<u>Paid in Full</u>"), Guarantor shall not be released by or because of the taking, or failure to take, any action that might in any manner vary, discharge or otherwise reduce, limit, or modify Guarantor's obligations under this Guaranty. Guarantor waives and surrenders any defense (other than defense of payment in full of Indebtedness) to any liability under this Guaranty based upon any such action, including but not limited to any action of Bank described in the immediately preceding paragraph of this Guaranty. It is the express intent of Guarantor that Guarantor's obligations under this Guaranty are and shall be absolute and unconditional. This is a guaranty of payment and not merely a guaranty of collection. If this Guaranty is revoked, returned, or canceled, and subsequently any payment or transfer of any interest in property by Borrower to Bank is rescinded or must be returned by Bank to Borrower, this Guaranty shall be reinstated with respect to any such payment or transfer, regardless of any such prior revocation, return, or cancellation; and any guaranty of any indemnities, shall survive any termination of this Guaranty. In the event of the death of a Guarantor, the liability of the estate of the deceased Guarantor shall continue in full force and effect as to (i) the Indebtedness existing at the date of death, and any renewals or extensions, and (ii) loans or advances made to or for the account of Borrower after the date of the death of the deceased Guarantor pursuant to a commitment made by Bank to Borrower prior to the date of such death. As to all surviving Guarantors, this Guaranty shall continue in full force and effect after the death of a Guarantor, not only as to the Indebtedness existing at that time, but also as to the Indebtedness later incurred by Borrower to Bank. In the event that acceleration of the time for payment of any of the Indebtedness is stayed upon the insolvency, bankruptcy, or reorganization of Borrower or otherwise, all such Indebtedness guaranteed by Guarantor shall nonetheless be payable by Guarantor immediately if requested by Bank.

5.   <u>Guarantor's Waivers of Certain Rights and Certain Defenses</u>. Guarantor waives:

(a)   any right to require Bank to:

(i)   proceed against Borrower or any other person;

(ii)   marshal assets or proceed against or exhaust any security held from any of the Borrowers or any other person;

(iii)   give notice of the terms, time and place of any public or private sale or other disposition of personal property security held from Borrower or any other person;

(iv)   take any other action or pursue any other remedy in Bank's power; or

(v)   make any presentment or demand for performance, or give any notice of nonperformance, acceleration, protest, notice of protest or notice of dishonor hereunder or in connection with any obligations or evidences of indebtedness held by Bank as security for or which constitute in whole or in part the Indebtedness guaranteed hereunder, or in connection with the creation of new or additional Indebtedness, or give any notice of acceptance of this Guaranty, or notices of any fact that might increase Guarantor's risk;

(b)   any defense to its obligations under this Guaranty based upon or arising by reason of:

(i)   any disability or other defense of Borrower or any other person (other than defense of payment in full of Indebtedness);

(ii)   the cessation or limitation from any cause whatsoever, other than payment in full, of the Indebtedness of Borrower or any other person;

(iii)   any lack of authority of any officer, director, partner, agent or any other person acting or purporting to act on behalf Borrower which is a corporation, partnership or other type of entity, or any defect in the formation of Borrower;

(iv)   the application by Borrower of the proceeds of any Indebtedness for purposes other than the purposes represented by Borrower to, or intended or understood by, Bank or Guarantor;

(v)   any act or omission by Bank which directly or indirectly results in or aids the discharge of Borrower or any portion of the Indebtedness by operation of law or otherwise, or which in any way impairs or suspends any rights or remedies of Bank against Borrower;

(vi)   any impairment of the value of any interest in any security for the Indebtedness, including without limitation, the failure to obtain or maintain perfection or recordation of any interest in any such security, the release of any such security without substitution, and/or the failure to preserve the value of, or to comply with applicable law in disposing of, any such security;

(vii)   any modification of the Indebtedness, in any form whatsoever, including any modification made after revocation hereof to any Indebtedness incurred prior to such revocation, and including without limitation the renewal, extension, acceleration or other change in time for payment of, or other change in the terms of, the Indebtedness, including increase or decrease of the rate of interest, in each case in accordance with the terms of the Loan Agreement;

(viii)   any requirement that Bank give any notice of acceptance of this Guaranty;

(ix)   any defense based on any claim that Guarantor's obligations exceed or are more burdensome than those of Borrower;

(x)   the benefit of any statute of limitations affecting Guarantor's liability under this Guaranty; or

(xi)   any election of remedies by Bank, even though that election of remedies, such as a non-judicial foreclosure with respect to any security for any portion of the Indebtedness, destroys Guarantor's rights of subrogation or Guarantor's rights to proceed against Borrower for reimbursement; and

(c)   until the Indebtedness has been Paid in Full, even though the Indebtedness may be in excess of Guarantor's liability hereunder, to the extent permitted by applicable law, any right of subrogation, reimbursement, indemnification, and contribution (contractual, statutory, or otherwise).

No provision or waiver in this Guaranty shall be construed as limiting the generality of any other waiver contained in this Guaranty.

6.   [Reserved].

7.   Subordination. Any obligations of Borrower to Guarantor, now or hereafter existing, including but not limited to any obligations to Guarantor as subrogee of Bank or resulting from Guarantor's performance under this Guaranty, are hereby subordinated to the Indebtedness. Guarantor agrees that, if Bank so requests, Guarantor shall not demand, take, or receive from Borrower, by setoff or in any other manner, payment of any other obligations of Borrower to Guarantor until the Indebtedness has been Paid in Full. If any payments are received by Guarantor in violation of such waiver or agreement, such payments shall be received by Guarantor in trust for Bank and shall be paid over to Bank on account of the Indebtedness, but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty. Any security interest, lien, or other encumbrance that Guarantor may now or hereafter have on any property of Borrower is hereby subordinated to any security interest, lien, or other encumbrance that Bank may have on any such property.

8.   Revocation of Guaranty.

(a)   This Guaranty may be revoked at any time by Guarantor in respect to future transactions. Such revocation shall be effective upon actual receipt by Bank, at the address shown below or at such other address as may have been provided to Guarantor by Bank, of written notice of revocation. Revocation shall not affect any of Guarantor's obligations or Bank's rights with respect to transactions committed or entered into prior to Bank's receipt of such notice, nor shall it affect Guarantor's obligations with respect to any indemnities, executed prior to Bank's receipt of such notice.

(b)　　Guarantor acknowledges and agrees that this Guaranty may be revoked only in accordance with the foregoing provisions of this paragraph and shall not be revoked simply as a result of any change in name, location, ownership or composition or structure of Borrower, or the dissolution of Borrower.

9.　　Extent of Guaranty. Guarantor's liability hereunder shall not exceed at any one time the largest amount during the period commencing with Guarantor's execution of this Guaranty and thereafter that would not render Guarantor's obligations hereunder subject to avoidance under Section 548 of the Bankruptcy Code (Title 11, United States Code) or any comparable provisions of any applicable state law.

10.　　Taxes.

(a)　　Guarantor represents and warrants that it is organized and is a resident in the United States of America. All payments by Guarantor hereunder shall be paid in full, without any deduction or withholding whatsoever, including, without limitation, for any and all present and future taxes. If Guarantor makes a payment under this Guaranty to which withholding tax applies (other than taxes imposed on or measured by Bank's net income), Guarantor shall pay all such taxes to the relevant authority in accordance with applicable law such that Bank receives the sum it would have received had no such deduction or withholding been made.

(b)　　Guarantor shall promptly provide Bank with an original receipt or certified copy issued by the relevant authority or if neither is available, another acceptable evidence, evidencing the payment of any such amount required to be deducted or withheld.

11.　　Information Relating to Borrower. Guarantor acknowledges and agrees that it has made such independent examination, review, and investigation of the Bank Agreements as Guarantor deems necessary and appropriate and shall have sole responsibility to obtain from Borrower any information required by Guarantor about any modifications to the Bank Agreements. Guarantor further acknowledges that Bank has no duty, and Guarantor is not relying on Bank, at any time to disclose to Guarantor any information relating to the business operations or financial condition of Borrower.

12.　　Borrower's Authorization. Where Borrower is a corporation, partnership, or limited liability company, it is not necessary for Bank to inquire into the powers of Borrower or of the officers, directors, partners, members, managers, or agents acting or purporting to act on its behalf, and any Indebtedness made or created in reliance upon the professed exercise of such powers shall be guaranteed under this Guaranty, subject to any limitations on Guarantor's liability set forth in this Guaranty.

13.　　Guarantor Information; Reporting to Credit Bureaus. Guarantor authorizes Bank to verify or check any information given by Guarantor to Bank, check Guarantor's credit references, verify employment, and obtain credit reports. Guarantor shall provide such financial statements and other financial information about Guarantor as Bank may request from time to time. Guarantor agrees that Bank shall have the right at all times to disclose and report to credit reporting agencies and credit rating agencies such information pertaining to the Indebtedness and/or Guarantor as is consistent with Bank's policies and practices from time to time in effect. Guarantor acknowledges and agrees that the authorizations provided in this paragraph apply to any individual general partner of Guarantor and to Guarantor's spouse and any such general partner's spouse if Guarantor or such general partner is married and lives in a community property state.

14.　　Change of Status. Any Guarantor that is a business entity shall not enter into any consolidation, merger, or other combination unless Guarantor is the surviving business entity. Further, Guarantor shall not change its legal structure unless (a) Guarantor obtains the prior written consent of Bank and (b) all Guarantors' obligations under this Guaranty are assumed by the new business entity. Any Guarantor which is a business entity, shall not, without the Bank's written consent, adopt a plan of division or divide itself into two or more business entities (pursuant to a "plan of division" under Section 18-217 of the Delaware Limited Liability Company Act or a similar arrangement under any other applicable state statute).

15. Upon the occurrence and during the continuation of an Event of Default, Bank shall have all of the remedies of a creditor under all applicable law. Without limiting the foregoing to the extent permitted by law, Bank may, at its option and without notice or demand:

(a) declare any Indebtedness due and payable at once; and

(b) take possession of any collateral pledged by Borrower or Guarantor, wherever located, and sell, resell, assign, transfer, and deliver all or any part of the collateral at any public or private sale or otherwise dispose of any or all of the collateral in its then condition, for cash or on credit or for future delivery, and in connection therewith Bank may impose reasonable conditions upon any such sale. Further, Bank, unless prohibited by law the provisions of which cannot be waived, may purchase all or any part of the collateral to be sold, free from and discharged of all trusts, claims, rights of redemption and equities of Borrower or Guarantor whatsoever. Guarantor acknowledges and agrees that the sale of any collateral through any nationally recognized broker-dealer, investment banker, or any other method common in the securities industry shall be deemed a commercially reasonable sale under the Uniform Commercial Code or any other equivalent statute or federal law, and expressly waives notice thereof except as provided in this Guaranty.

16. Notices. Unless otherwise provided in this Guaranty or in another agreement between the Bank and the Guarantor, all notices required under this Guaranty shall be personally delivered or sent by first class mail, postage prepaid, or by overnight courier, to the addresses on the signature page of this Guaranty, or sent by facsimile to the fax number(s) listed on the signature page, or to such other addresses as the Bank and the Guarantor may specify from time to time in writing (any such notice a "Written Notice"). Written Notices shall be effective (i) if mailed, upon the earlier of receipt or five (5) days after deposit in the U.S. mail, first class, postage prepaid, (ii) if telecopied, when transmitted, or (iii) if hand-delivered, by courier or otherwise (including telegram, lettergram or mailgram), when delivered. In lieu of a Written Notice, notices and/or communications from the Bank to the Guarantor may, to the extent permitted by law, be delivered electronically (i) by transmitting the communication to the electronic address provided by the Guarantor or to such other electronic address as the Guarantor may specify from time to time in writing, or (ii) by posting the communication on a website and sending the Guarantor a notice to the Guarantor's postal address or electronic address telling the Guarantor that the communication has been posted, its location, and providing instructions on how to view it (any such notice, an "Electronic Notice"). Electronic Notices shall be effective when the communication, or a notice advising of its posting to a website, is sent to the Guarantor's electronic address.

17. Successors and Assigns. This Guaranty (a) binds Guarantor and Guarantor's executors, administrators, successors, and assigns, provided that Guarantor may not assign its rights or obligations under this Guaranty without the prior written consent of Bank, and (b) inures to the benefit of Bank and Bank's indorsees, successors, and assigns. Bank may, without notice to Guarantor and without affecting Guarantor's obligations, sell participations in, or assign the Indebtedness and this Guaranty, in whole or in part and may exchange information about Guarantor to any actual or potential participants or assignees.

18. Amendments, Waivers, and Severability. This Guaranty may only be amended by a writing signed by the parties hereto, which, to the extent expressly agreed to by the Bank in its discretion, may include being amended by an Electronic Record signed by the parties hereto using Electronic Signatures pursuant to the terms of this Guaranty. No failure by Bank to exercise, and no delay in exercising, any of its rights, remedies, or powers shall operate as a waiver of such rights, remedies or powers, and no single or partial exercise of any such right, remedy, or power shall preclude any other or further exercise thereof or the exercise of any other right, remedy, or power. The unenforceability or invalidity of any provision of this Guaranty shall not affect the enforceability or validity of any other provision of this Guaranty.

19. Costs and Expenses. All reasonable attorneys' fees and all other costs and expenses that may be incurred by Bank (a) in the enforcement of this Guaranty or (b) in the preservation, protection, or enforcement of any rights of Bank in any case commenced by or against Guarantor under the Bankruptcy Code (Title 11, United States Code) or any similar or successor statute shall be paid by Borrower in accordance with Section 10.8 of the Loan Agreement.

20. Representations and Warranties. When Guarantor signs this Guaranty, and until the

Indebtedness is Paid in Full, each Guarantor makes the following representations and warranties as to itself:

(a) If Guarantor is anything other than a natural person, Guarantor is duly organized, validly existing and in good standing under the laws of the state or other jurisdiction where organized and, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and is in good standing in, every jurisdiction where such qualification is required.

(b) The Loan Documents and the transactions contemplated thereby are within Guarantor's organizational powers and have been duly authorized by all necessary organizational actions and, to the extent required, all managers', members' or other equity holders' actions, on the part of Guarantor. This Guaranty and each other Loan Document to which Guarantor is a party has been duly executed and delivered by the Borrower.

(c) No Guarantor, nor any affiliated entities of Guarantor, including in the case of a Guarantor that is not a natural person, subsidiaries nor, to the knowledge of Guarantor, any owner, trustee, director, officer, employee, agent, affiliate or representative of Guarantor is an individual or entity currently the subject of any sanctions administered or enforced by the United States Government, including, without limitation, the U.S. Department of Treasury's Office of Foreign Assets Control, the United Nations Security Council, the European Union, His Majesty's Treasury, or other relevant sanctions authority (collectively, "Sanctions"), nor is Guarantor located, organized or resident in a country or territory that is the subject of Sanctions.

(d) All financial and other information in writing that has been supplied to Bank is sufficiently complete to give Bank accurate knowledge in all material respects of Guarantor's financial condition, including all material contingent liabilities of Guarantor. Since the date of the most recent financial statement provided to Bank, there has not occurred any event, development or circumstance that has had or could reasonably be expected to have a Material Adverse Effect.

(e) There is no lawsuit or other dispute pending or, to the knowledge of Guarantor, threatened at law, in equity, in arbitration or before any court, governmental agency or arbitrator, against or affecting: (i) Guarantor, which, in any one case or in the aggregate, could reasonably be expected to have a Material Adverse Effect; (ii) any material part of the assets or properties of any Guarantor or (iii) any of the transactions contemplated in the Loan Documents. As of the date of this Guaranty, there are no judgments or orders entered against Guarantor for the payment of money which in an aggregate amount exceed $10,000,000.00 (in each case, to the extent not covered by insurance), and Guarantor is not in default with respect to any judgment, writ, injunction, order, decree or consent of any court or other judicial authority, which default could reasonably be expected to have a Material Adverse Effect.

(f) Guarantor is not in default on any obligation for borrowed money, any purchase money obligation or any other material lease, commitment, contract, instrument or obligation, in an individual or aggregate principal amount exceeding Thirty Million Dollars ($30,000,000.00).

(g) Guarantor has no knowledge of any pending assessments or adjustments of income tax for itself for any year and all taxes due and payable by Guarantor in an individual or aggregate amount exceeding Thirty Million Dollars ($30,000,000.00) (except for taxes being contested in good faith by appropriate proceedings and for which appropriate reserves are maintained) have been paid, except as have been disclosed in writing to Bank prior to the date of this Guaranty.

(h) There is no event which is, or with notice or lapse of time or both would be, a default by Guarantor under this Guaranty or under any other instrument or agreement executed in connection with the Indebtedness or this Guaranty.

(i) [Reserved].

(j) This Guaranty and each other Loan Document to which Guarantor is a party is a legal, valid and binding agreement of Guarantor, enforceable against Guarantor in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting creditors' rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

(k)   The transactions contemplated by the Guaranty (i) do not violate (A) any applicable laws, except where such violation, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, (B) any of Guarantor's organizational documents, or (C) any order of any governmental authority, and (ii) do not violate or result in a default under any indenture, agreement or other instrument binding upon Guarantor or any of its assets, or give rise to a right thereunder to require any payment to be made by Guarantor, except where such violation or default, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

(l)   No approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any governmental authority (including, without limitation, any nation, state or other political subdivision thereof, any central bank, and any entity exercising executive, legislative, judicial, regulatory or administrative functions, and any corporation or other entity owned or controlled by any of the foregoing) or any other person is necessary or required in connection with the execution, delivery or performance by, or enforcement against, Guarantor of this Guaranty or any other Loan Document to which Guarantor is a party, except for such approvals, consents, exemptions, authorizations, actions or notices that have been duly obtained, taken or made and are in full force and effect.

(m)   Guarantor is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying "margin stock".

(n)   Guarantor will not be rendered insolvent by the execution, delivery, and performance of its obligations under this Guaranty.

(o)   If Guarantor is anything other than a natural person, Guarantor is not registered or required to be registered as an "investment company" or is "controlled" by an "investment company", as such terms are defined in, or subject to regulation under, the Investment Company Act of 1940, as amended.

(p)   Neither Guarantor nor any of Guarantor's respective directors or officers, or any employee or agent of Guarantor is a Sanctioned Person. No advance, use of proceeds or other transactions will violate anti-corruption laws or applicable Sanctions. For purposes of this clause (p), "Sanctioned Person" means, at any time: (a) any person listed in any Sanctions-related list of designated persons maintained by OFAC (including, without limitation, OFAC's Specially Designated Nationals and Blocked Persons List and other restricted party lists maintained by OFAC), the U.S. Department of State, the United Nations Security Council, the European Union, any European member state, His Majesty's Treasury, or other relevant sanctions authority; (b) any person operating, organized or resident in a Sanctioned Country; (c) any person fifty percent (50%) or more owned or controlled by, or acting or purporting to act for or on behalf of, directly or indirectly, any such person or persons described in clauses (a) and (b), including a person that is deemed by OFAC to be a Sanctions target based on the ownership of such legal entity by Sanctioned Person(s); or (d) any person otherwise a target of Sanctions, including vessels and aircraft, that are designated under any Sanctions program; "Sanctioned Country" means, at any time, a country, region or territory that is, or whose government is, the subject or target of any Sanctions including without limitation Cuba, Iran, North Korea, Syria and the Crimea, so-called Donetsk and Luhansk People's Republic regions of Ukraine; and "OFAC" means the U.S. Department of the Treasury's Office of Foreign Assets Control.

(q)   Guarantor, if a natural person, has obtained any spousal or other consents or waivers which may be required by applicable law.

21.   Covenants. Guarantor agrees, so long as this Guaranty shall remain in effect, to comply with all covenants pertaining to each Guaranty as set forth in the Loan Agreement, and each Guarantor as to itself further covenants and agrees with the Bank that:

(a)   Without the Bank's prior written consent, each Trust Guarantor shall not amend, modify, supplement, restate, replace, waive or change or permit the amendment, modification, supplement, restatement, replacement, waiver or change of, any provision of its Trust Documents (as in effect on the date hereof), if any such amendment, modification, supplement, restatement, replacement, waiver or change would be materially adverse to the interests of the Bank or would change, alter or modify the related Trust's or Trustee's duties or obligations under this Guaranty. For the avoidance of doubt, (i) any reduction in the number of trustees of any Trust from two (2) trustees to one (1) trustee or (ii) any appointment, addition, removal, replacement or substitution of any trustee of any Trust that does not result in a Change of Control (as defined in the Loan Agreement) shall not, in and of itself, be deemed to be materially adverse to the interests of the Bank if any new trustee executes a reaffirmation of this Guaranty (if reasonably requested by the Bank).

For purposes of this Section 21(a):

"Trust Guarantors" shall mean, collectively, (a) The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust and (b) L & T Fertitta Family Business Trust.

"Trust Documents" means, collectively, (a) that certain L & T Fertitta Family Business Trust dated April 15, 2011, made by LJF, as settlor and trustee, and Teresa Jo Fertitta, as settlor, as amended, restated, supplemented or otherwise modified from time to time and (b) The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust dated June 24, 1991, as amended on March 20, 1992, amended and restated by that certain First Restatement of The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust dated June 7, 1993, and further amended by the First Amendment to First Restatement of The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust dated April 21, 1994, and as amended and restated by that certain Second Restatement of The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust dated August 30, 1995, and further amended by the First Amendment to Second Restatement of The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust dated October 10, 2006, and further amended by the Second Amendment to Second Restatement of The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust dated March 6, 2008, and as amended and restated by that certain Third Restatement of The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust dated April 15, 2011, made by LJF, as settlor and trustee, and Teresa Jo Fertitta, as trustee and settlor, as amended, restated, supplemented or otherwise modified from time to time.

(b) Without the Bank's prior written consent, Fertitta Business Management LLC (the "Entity Guarantor") shall not amend, modify, supplement, restate, replace, waive or change or permit the amendment, modification, supplement, restatement, replacement, waiver or change of, any provision of its organizational documents (as in effect on the date hereof), if any such amendment, modification, supplement, restatement, replacement, waiver or change would be materially adverse to the interests of the Bank or would change, alter or modify the Entity Guarantor's duties or obligations under this Guaranty.

(c) Without the Bank's prior consent (which consent shall not be unreasonably conditioned, withheld or delayed), each Guarantor shall not sell, assign, lease, transfer or otherwise dispose any part of its assets (each a "Transfer"), other than for reasonable fair market value in an arm's length transaction, without the Bank's prior written consent, except that (i) such Guarantor may make Transfers to any other Guarantor (including, for the avoidance of doubt, each of Lorenzo J. Fertitta, an individual; Teresa Jo Fertitta, an individual; The Lorenzo J. Fertitta and Teresa Jo Fertitta Family Trust; L & T Fertitta Family Business Trust; and the Entity Guarantor), so long as such Transfer does not render the transferor Guarantor insolvent, bankrupt or unable to pay its debts as they mature; (ii) such Guarantor may make Transfers to a trust that is not a Guarantor, provided that such trust is acceptable to the Bank in form and content and if the trustee of such trust guarantees payment of, or pledges its assets as security for the obligations prior to the consummation of such Transfer; and (iii) such Guarantor may make Transfers during the term of this Agreement, provided that the aggregate value of such assets (net of any cash that is received and retained by such Guarantor in consideration of such Transfer) to be

Transferred by such Guarantor (together with the aggregate value of all assets Transferred by the Guarantors during the applicable year) shall not exceed $50,000,000.00 per year. For purposes of this Section 21(c), a Transfer does not include satisfaction of a debt that any Guarantor is legally obligated to pay.

22.   Governing Law. This Guaranty shall be governed and interpreted according to the laws of the state of New York (the "Governing Law State"), without regard to any choice of law, rules or principles to the contrary.   Nothing in this paragraph shall be construed to limit or otherwise affect any rights or remedies of Bank under federal law.

23.   Venue and Jurisdiction. Guarantor agrees that any action or suit against Bank arising out of or relating to this Guaranty shall be filed in federal court or state court located in the Governing Law State. Guarantor agrees that Bank shall not be deemed to have waived its rights to enforce this section by filing an action or suit against Guarantor in a venue outside of the Governing Law State. If Bank does commence an action or suit arising out of or relating to this Guaranty, Guarantor agrees that the case may be filed in federal court or state court in the Governing Law State. Bank reserves the right to commence an action or suit in any other jurisdiction where Borrower, any Guarantor, or any collateral has any presence or is located. Guarantor consents to personal jurisdiction and venue in such forum selected by Bank and waives any right to contest jurisdiction and venue and the convenience of any such forum. The provisions of this section are material inducements to Bank's acceptance of this Guaranty.

24.   **Waiver of Jury Trial**. **EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS GUARANTY OR ANY OTHER DOCUMENT EXECUTED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY).   EACH PARTY HERETO (a) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (b) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS GUARANTY AND THE OTHER DOCUMENTS CONTEMPLATED HEREBY BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION AND (c) CERTIFIES THAT THIS WAIVER IS KNOWINGLY, WILLINGLY AND VOLUNTARILY MADE.**

25.   Waiver of Class Actions.   The terms "Claim" or "Claims" refer to any disputes, controversies, claims, counterclaims, allegations of liability, theories of damage, or defenses between Bank of America, N.A., its subsidiaries and affiliates, on the one hand, and the parties to this Guaranty, on the other hand (all of the foregoing each being referred to as a "Party" and collectively as the "Parties"). Whether in state court, federal court, or any other venue, jurisdiction, or before any tribunal, the Parties agree that all aspects of litigation and trial of any Claim will take place without resort to any form of class or representative action. Thus the Parties may only bring Claims against each other in an individual capacity and waive any right they may have to do so as a class representative or a class member in a class or representative action. **THIS CLASS ACTION WAIVER PRECLUDES ANY PARTY FROM PARTICIPATING IN OR BEING REPRESENTED IN ANY CLASS OR REPRESENTATIVE ACTION REGARDING A CLAIM.**

26.   Obligations of Married Persons. Frank J. Fertitta, III and Jill Ann Fertitta are married to each other and each expressly agrees that this Guaranty and each such Guarantor's obligations hereunder are incurred in the interest of the marriage or the family of such Guarantor, and that this Guaranty binds the marital community and marital property, as well as each such Guarantor's sole and separate property.

27.   Electronic Records and Signatures. This Guaranty and any document, amendment, approval, consent, information, notice, certificate, request, statement, disclosure or authorization related to this Guaranty (each a "Communication"), including Communications required to be in writing, may, if agreed by the Bank, be in the form of an Electronic Record and may be executed using Electronic Signatures, including, without limitation, facsimile and/or .pdf. The Guarantor agrees that any Electronic Signature (including, without limitation, facsimile or .pdf) on or associated with any Communication shall be valid and binding on the Guarantor to the same extent as a manual, original signature, and that any Communication

entered into by Electronic Signature, will constitute the legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with the terms thereof to the same extent as if a manually executed original signature was delivered to the Bank. Any Communication may be executed in as many counterparts as necessary or convenient, including both paper and electronic counterparts, but all such counterparts are one and the same Communication. For the avoidance of doubt, the authorization under this paragraph may include, without limitation, use or acceptance by the Bank of a manually signed paper Communication which has been converted into electronic form (such as scanned into PDF format), or an electronically signed Communication converted into another format, for transmission, delivery and/or retention. The Bank may, at its option, create one or more copies of any Communication in the form of an imaged Electronic Record ("Electronic Copy"), which shall be deemed created in the ordinary course of the Bank's business, and destroy the original paper document. All Communications in the form of an Electronic Record, including an Electronic Copy, shall be considered an original for all purposes, and shall have the same legal effect, validity and enforceability as a paper record. Notwithstanding anything contained herein to the contrary, the Bank is under no obligation to accept an Electronic Signature in any form or in any format unless expressly agreed to by the Bank pursuant to procedures approved by it; provided, further, without limiting the foregoing, (a) to the extent the Bank has agreed to accept such Electronic Signature, the Bank shall be entitled to rely on any such Electronic Signature purportedly given by or on behalf of any Guarantor without further verification and (b) upon the request of the Bank any Electronic Signature shall be promptly followed by a manually executed, original counterpart. For purposes hereof, "Electronic Record" and "Electronic Signature" shall have the meanings assigned to them, respectively, by 15 USC §7006, as it may be amended from time to time.

28. <u>Application of Singular and Plural</u>. In all cases where there is but a single Borrower, then all words used herein in the plural shall be deemed to have been used in the singular where the context and construction so require; and when there is more than one Borrower, or when this Guaranty is executed by more than one Guarantor, the word "Borrower" or "Borrowers" and the word "Guarantor" respectively shall mean all or any one or more of them as the context requires.

29. <u>Final Agreement</u>. This Agreement and any related security agreements or other agreements required by this Agreement constitute the entire agreement between Guarantor and Bank with respect to the subject matter of this Guaranty and with respect to the credit facilities provided by Bank to Borrower and supersede all prior negotiations, communications, discussions and correspondence concerning the subject matter hereof. In the event of any conflict between this Agreement and any other agreements required by this Agreement, this Agreement will prevail.

[*Signature Pages Follow*]

The parties executed this agreement as of the date set forth on the first page hereof, intending to create an instrument executed under seal.

GUARANTORS:

/s/ Lorenzo J. Fertitta_____
LORENZO J. FERTITTA, Individually

/s/ Teresa Jo Fertitta_____
TERESA JO FERTITTA, Individually

Address for notices:

10801 W. Charleston Blvd., Suite 600
Las Vegas, NV 89135

/s/ Lorenzo J. Fertitta
Lorenzo J. Fertitta, as Trustee of The
Lorenzo J. Fertitta and Teresa Jo Fertitta
Family Trust

/s/ Teresa Jo Fertitta
Teresa Jo Fertitta, as Trustee of The
Lorenzo J. Fertitta and Teresa Jo Fertitta
Family Trust

Address for notices:

10801 W. Charleston Blvd., Suite 600
Las Vegas, NV 89135

[Signature Page to Limited Guaranty]

/s/ Lorenzo J. Fertitta
Lorenzo J. Fertitta, as Trustee of the
L & T Fertitta Family Business Trust

Address for notices:

10801 W. Charleston Blvd., Suite 600
Las Vegas, NV 89135

[Signature Page to Limited Guaranty]

FERTITTA BUSINESS MANAGEMENT LLC

By: /s/ Dan Schafer_____
Name: Dan Schafer
Title: Authorized Signatory

Address for notices:

10801 W. Charleston Blvd, Suite 600
Las Vegas, NV 89135

Address for notices to Bank:

Bank of America
Document Retention
NC1-026-06-06
Gateway Village - 900 Building
900 W. Trade Street
Charlotte, NC 28255